FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of January                                      , 2003
                 -------------------------------------        -----------

                          Research In Motion Limited
  --------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
 ----------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

       Form 20-F                   Form 40-F   X
                  ----------------             ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                        No  X
                 ------------------        ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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                                DOCUMENT INDEX



        Document                                             Page No.

           1.       Press Release dated January 20, 2003        4




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                                                              Document 1


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Telus Mobility logo

                           PRESS RELEASE/COMMUNIQUE

         TELUS Mobility and RIM to provide the BlackBerry platform to
                        1X wireless enterprise clients

Scarborough, Ontario and Waterloo, Ontario - January 20, 2003 - TELUS Mobility and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer RIM's popular BlackBerry(TM) wireless platform to enterprise clients using TELUS Mobility's 1X network across Canada.

"Our clients are eager to take advantage of the wireless e-mail, voice communications, text messaging, Web access and personal productivity applications available on RIM's BlackBerry handhelds," said Robert Blumenthal, TELUS Mobility's Vice President, Products and Services. "The BlackBerry platform is renowned for offering powerful mobile hardware and software for corporate and enterprise users. It fits well with TELUS Mobility's commitment to provide the leading edge in wireless telecommunications devices to our clients across Canada."

Next Generation 1X Wireless
The first BlackBerry handheld available from TELUS Mobility will be the new data and voice-enabled BlackBerry 6750(TM), which will operate on TELUS Mobility's next-generation 1X wireless data network. The BlackBerry 6750 features wireless e-mail, dual-band phone capability, text messaging, Web browser, organizer applications and Java(TM) 2 Micro Edition (J2ME) support, all in a single compact handheld. TELUS expects to launch the BlackBerry 6750 during the first half of 2003.

"We look forward to working with TELUS Mobility to deliver BlackBerry to its business clients across Canada," said Mark Guibert, Vice President, Brand Management at Research In Motion. "BlackBerry will operate on TELUS Mobility's national 1X wireless network with integrated support for both phone and data services, and that's good news for business clients looking to incorporate advanced wireless technologies into their computing and communications strategies."

BlackBerry is an award-winning, integrated wireless platform designed specifically to meet the needs of mobile professionals and IT departments. With BlackBerry, mobile professionals get effortless access to their important information and communications while on the road and IT departments get extensibility and centralized administration in a secure solution.

About TELUS Mobility
TELUS Mobility provides its 2.9 million clients across Canada with a full suite of wireless voice, Internet and data services through its Mike and PCS digital wireless networks. For more information, please visit
www.telusmobility.com.
---------------------

TELUS (TSX: T, T.A; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country. The company provides subscribers with a full range of telecommunications products and services including data, Internet Protocol, voice and TELUS Mobility wireless services across Canada. TELUS is a premier founding supporter of Canada's bid to host the 2010 Winter Games in Vancouver and Whistler. For more information about TELUS, please visit www.telus.com.
                    -------------

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific.


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RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock
Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                 - 30 -
For more information:

Catherine Creally                           Scott Pollard
TELUS Mobility                              Brodeur Worldwide for RIM
(416) 684-3874                              (212) 771-3644
catherine.creally@telus.com                 spollard@brodeur.com

Robert Mitchell                             RIM Investor Relations
TELUS Investor Relations                    (519) 888-7465
(416) 279-3219                              investor_relations@rim.net
ir@telus.com

Forward Looking Statements
This news release contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Factors that could cause actual results to differ materially include but are not limited to: a failure by TELUS Mobility and RIM to finalize supply arrangements; general business and economic conditions in TELUS Mobility's service territories across Canada and future demand for services; competition in wireless services, including voice, data and Internet services; levels of capital expenditures; network upgrades, billing system conversions and reliance on legacy systems; technological advances; the effect of health and safety concerns; and other risk factors described and listed from time to time in TELUS' comprehensive public disclosure documents, including the 2001 Annual Information Form, and in other filings with securities commissions in Canada and the U.S. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and TELUS Mobility will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and TELUS Mobility's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risk factors described and listed from time to time in RIM's comprehensive public disclosure documents, including the 2001 Annual Information Form, and in other filings with securities commissions in Canada and the U.S. TELUS Mobility and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.



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                                  SIGNATURES



         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Research In Motion Limited
                                  -------------------------------------------
                                                 (Registrant)

Date: January 20, 2003            By:         /s/   Rob Duncan
      -------------------------      ----------------------------------------
                                                  (Signature)
                                     Rob Duncan
                                     Vice President, Corporate Controller